UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Investnet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46145Q-10-1

(CUSIP Number)

Jinjiang Wang
c/o Stephen D Brook
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110
(617) 345-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145Q-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jinjiang Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Not applicable
	(b)	☐ Not applicable
Not applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,562,737

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 41,562,737

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,562,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 20.78%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock (“Common Stock”) of Investnet, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of Investnet, Inc. are located at No. 99 Taibei Road, Limin Economy and Technology Developing District, Harbin, P. R. C., Zip Code: 150025

Item 2.	Identity and Background
The identity of the person filing this statement is as follows:
a.	Name:	Jinjiang Wang
b.	Residence:	The 4th Group, 21th Residents’ Committee Xinhua Street, Boli Town, Boli County Heilongjiang Province, PRC.
c.	Director & President Harbin Hainan Kangda Cacti Hygiencal Food Co; Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P. R. C.
d.	Jinjiang Wang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.

Jinjiang Wang was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Jinjiang Wang (“Wang”) acquired 11,562,737 shares of Common Stock pursuant to an Agreement and Plan of Reorganization (the “Reorganization Agreement”) whereby the Issuer reorganized on June 3, 2005 by exchanging 110,130,615 shares of Common Stock for 500,000 shares of common stock (representing 12%) of China Kangtai Cactus Bio-Tech Company Limited, a British Virgin Islands corporation (”Kangtai”).  No part of that exchange was represented by borrowed funds.  Additionally, Wang acquired 30,000,000 shares of Common Stock as a designee of Kangtai, pursuant to a stock purchase agreement (the “Stock Purchase

Agreement”) with the Issuer that closed immediately following the Reorganization Agreement on June 3, 2005 whereby Kangtai paid US$300,000 for 30,000,000 shares of authorized but unissued Common Stock.  No part of the purchase price was represented by borrowed funds.

Item 4.	Purpose of Transaction

Wang acquired 11,562,737 shares of Common Stock pursuant to the Reorganization Agreement and 30,000,000 shares of Common Stock as a designee of Kangtai pursuant to the Stock Purchase Agreement on June 3, 2005 for an aggregate of 41,562,737 shares of Common Stock.  These transactions are part of a series of transactions pursuant to which Kangtai, which operates through its wholly owned subsidiary, Harbin Hainan Kangda Cacti Hygiencal Food Co; Ltd (“Kangda”), a joint stock liability corporation under the laws of the People's Republic of China, and Kangda will acquire control of Issuer.  Upon completion of these transactions, Kangtai will become a wholly owned subsidiary of the Issuer.  Wang is and has been the President and a director of Kangda since 2000.  Additional securities of the Issuer may be acquired in the future as part of the transactions to acquire control of the Issuer pursuant to a promissory note (“Promissory Note”) that was issued by the Issuer in connection with the Reorganization Agreement for $8,070,000 due on October 28, 2005 which is convertible, at the option of the holder(s) at any time after a one for seventy (1:70) reverse stock split of the Issuer and provided there are enough shares available, into 14,248,395 shares of Common Stock.  Immediately after the Reorganization Agreement and Stock Purchase Agreement closed on June 3, 2005 and as part of the series of transactions in which Kangtai and Kangda will acquire control of Issuer, the Issuer sold all of its outstanding shares of stock of Champion Agents Limited (which wholly owns DSI Computer Technology Company Limited) and of Interchance Limited, the Issuer’s subsidiaries, to V-Capital Limited, a Republic of Mauritius corporation (“V-Capital”) for the consideration of V-Capital assuming all debts and liabilities of these subsidiaries.

Except as discussed in this Item 4, as of the filing date, Wang has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D, although he may, in the future, in connection with his review of his investment in the Common Stock, from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Wang will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Wang may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

In conjunction with the acquisition of the Common Stock, all of the officers and all of the directors of Issuer upon the closing of the Stock Purchase Agreement and Reorganization Agreement resigned and immediately prior thereto the Board of Directors elected Jinjiang Wang, Chengzhi Wang, Hong Bu, Jiping Wang and Song Yang as members of the Issuer’s Board of Directors, subject to fulfillment of the filing and mailing requirements, including the 10 day waiting period, of section 14(f) of the Securities Exchange Act of 1934.

As a result of this transaction, the Issuer’s business and operations will change from operating as a real time software and IT solutions company in Asia to operating as a production and sales company of cactus and their ramification products in Asia.

Item 5.	Interest in Securities of the Issuer

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Wang is considered the beneficial owner of a total of 41,562,737shares of Issuer’s Common Stock, representing approximately 20.78% of all issued and outstanding shares of Common Stock. Wang has sole voting power and sole power to dispose of the Common Stock. Wang has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Wang.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2005
Date
/s/ Jinjiang Wang
Signature
Jinjiang Wang
Name/Title